SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 28, 2018 re TAT Technologies Ltd. Reports Third Quarter 2018 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2018 Results

GEDERA, Israel, November 28, 2018 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and nine month periods ended September 30, 2018.

Key Financial Highlights:

•
Revenues for Q3 2018 were $23.2 million compared with $26.6 million in Q3 2017.  Revenues for the nine-month period that ended on September 30, 2018 were $72.4 million compared with $80.2 million in the nine-month period that ended on September 30, 2017.

•
Adjusted EBITDA for Q3 2018 was $1 million, compared with $2.5 million in Q3 2017. Adjusted EBITDA for Q3 2018 improved by $1.3 million compared to Q2 2018. Adjusted EBITDA for the nine-month period that ended on September 30, 2018 was $1 million compared with $7.8 million in the nine-month period that ended on September 30, 2017.

•
GAAP net loss was $0.5 million, or $0.06 per diluted share in Q3 2018 compared with a net income of $0.8 million, or $0.10 per diluted share in Q3 2017. The net loss per share in Q3 2018 was lower by $0.1 per share compared with Q2 2018.

•
Non-GAAP net loss of $0.5 million, or $0.05 per diluted share in Q3 2018, compared with non-GAAP net income of $0.9 million, or $0.10 per diluted share in Q3 2017. The net loss per share in Q3 2018 was lower by $0.09 per share compared with Q2 2018.

•
Positive Operational cash flow of $3.1 million in Q3 2018 compared with negative operational cash flow of $0.6 million in Q3 2017. Positive operational cash flow of $2.9 million in the nine months of 2018 compared with positive operational cash flow of $ 2.4 million in the nine months of 2017.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, “We continue our efforts to improve our results. We are in the midst of implementing several profitability improvements measures in the Company and its subsidiaries which resulted in improved cash flow in Q3 2018 compared to the previous quarter.  We now believe that total revenues for 2018 will be about 10% lower compared to 2017. However, we see several meaningful opportunities in the market. We look forward to see the future results of all the measures that were taken in order to increase our profitability”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) acquisition related expenses and/or (4) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization.  Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in pages 9 and 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Ms. Inna Shpringer
MARCOM Manager
Tel: 972-8-862-8594
innas@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2018	2017
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,240	$17,514
Short-term bank deposits	470	470
Accounts receivable, net	21,055	25,744
Other current assets and prepaid expenses	2,690	2,363
Inventory, net	39,040	38,630

Total current assets	80,495	84,721

NON-CURRENT ASSETS:
Investment in affiliates	1,090	1,192
Funds in respect of employee rights upon retirement	2,532	2,779
Deferred income taxes	520	937
Intangible assets, net	945	1,045
Property, plant and equipment, net	21,596	21,321

Total non-current assets	26,683	27,274

Total assets	$107,178	$111,995

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	9,263	9,348
Accrued expenses	6,590	8,331

Total current liabilities	15,853	17,679

NON CURRENT LIABILITIES:
Other long-term liabilities	200	146
Liability in respect of employee rights upon retirement	2,948	3,235
Deferred income taxes	2,070	2,361

Total non-current liabilities	5,218	5,742

Total liabilities	21,071	23,421

EQUITY:
Share capital	2,809	2,802
Additional paid-in capital	65,428	65,073
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive gain (loss)	(32)	135
Retained earnings	19,990	22,652
Total shareholders' equity	86,107	88,574

Total liabilities and shareholders' equity	$107,178	$111,995

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$5,543	$8,985	$18,539	$27,904	$36,053
Services	17,642	17,596	53,835	52,326	70,474
	23,185	26,581	72,374	80,230	106,527

Cost of goods:
Products	5,752	7,557	18,733	22,000	28,096
Services	14,399	13,930	44,838	42,536	57,987
	20,151	21,487	63,571	64,536	86,083
Gross Profit	3,034	5,094	8,803	15,694	20,444

Operating expenses:
Research and development, net	(35)	215	460	620	731
Selling and marketing	1,171	1,205	3,806	3,643	4,974
General and administrative	1,987	2,182	6,733	6,688	9,409
Other loss (income)	(1)	(1)	(1)	27	53
	3,122	3,601	10,998	10,978	15,167
Operating income (loss)	(88)	1,493	(2,195)	4,716	5,277

Financial income (expenses), net	(58)	21	(39)	(251)	(338)

Income (loss) before taxes on income	(146)	1,514	(2,234)	4,465	4,939

Taxes on income	356	623	326	1,656	2,333

Income (loss) before equity investment	(502)	891	(2,560)	2,809	2,606

Share in results of affiliated companies	(42)	(50)	(102)	(156)	(210)

Net income (loss)	$(544)	$841	$(2,662)	$2,653	$2,396

Basic and diluted income (loss) per share

Net income (loss) per share	$(0.06)	$0.10	$(0.30)	$0.30	$0.27

Weighted average number of shares outstanding
Basic	8,874,696	8,848,028	8,861,567	8,848,028	8,848,028
Diluted	8,874,696	8,924,358	8,861,567	8,920,054	8,909,072

TAT TECHNOLOGIES AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income (loss)	$(544)	$841	$(2,662)	$2,653	$2,396
Other comprehensive income
Net unrealized gains (losses) from derivatives	16	(221)	(332)	(545)	(686)
Reclassification adjustments for gains (losses) included in net income and inventory	123	(113)	165	760	894
Total other comprehensive income (loss)	$(405)	$507	$(2,829)	$2,868	$2,604

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)
(In thousands, except share and per share data)

	Three months ended
	September 30,
	2018	2017

Reported net income (loss) on GAAP basis	$(544)	$841
Adjustments:
Share in results of equity investment of affiliated company	42	50
Share based compensation	46	36
Non-GAAP net income (loss)	$(456)	$927

Non-GAAP net income per share (loss)	$(0.05)	$0.10

Weighted average number of shares outstanding
Basic	8,874,696	8,848,028
Diluted	8,874,696	8,924,358

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2015 (audited)	9,082,817	$2,793	$64,529	$(4)	$(2,088)	$26,194	$91,424
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016 (audited):
Comprehensive income (loss)	-	-	-	(69)	-	62	(7)
Share based compensation expenses	-	-	105	-	-	-	105
Exercise of option	20,100	4	126	-	-	-	130
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2016 (audited)	9,102,917	$2,797	$64,760	$(73)	$(2,088)	$23,256	$88,652
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017 (audited):
Comprehensive income	-	-	-	208	-	2,396	2,604
Share based compensation expenses	-	-	174	-	-	-	174
Exercise of options	19,584	5	139	-	-	-	144
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2017 (audited)	9,122,501	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (unaudited):
Comprehensive loss	-	-	-	(167)	-	(2,662)	(2,829)
Share based compensation expenses	-	-	165	-	-	-	165
Exercise of options	26,668	7	190	-	-	-	197
BALANCE AT SEPTEMBER 30, 2018 (unaudited)	9,149,169	$2,809	$65,428	$(32)	$(2,088)	$19,990	$86,107

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$(544)	$841	$(2,662)	$2,653	$2,396

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,048	987	3,085	2,936	3,941
Loss on sale of property, plant and equipment	-	-	-	28	54
Interest from short-term bank deposits and restricted deposits	-	-	-	-	(6)
Loss (gain) from change in fair value of derivatives	35	(40)	422	(100)	(490)
Provision for doubtful accounts	(474)	-	(347)	38	321
Share in results and sale of equity investment of affiliated Company	42	50	102	156	210
Share based compensation	46	36	165	151	174
Liability in respect of employee rights upon retirement	16	190	(287)	360	241
Deferred income taxes, net	181	341	126	57	382
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	2,015	(3,185)	5,036	(4,470)	(4,493)
Decrease (increase) in other current assets and prepaid expenses	172	(521)	(576)	(1,138)	488
Decrease (increase) in inventory	(569)	(1,353)	(481)	1,319	210
Increase in trade accounts payable	1,042	2,805	10	1,433	578
Increase (decrease) in accrued expenses	151	(701)	(1,741)	(1,084)	(1,505)
Increase (decrease) in other long-term liabilities	(25)	(13)	54	12	(5)
Net cash provided by (used in) operating activities	$3,136	$(563)	$2,906	$2,351	$2,496

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	(133)	-	(384)	(383)
Funds in respect of employee rights upon retirement	-	(26)	(22)	(97)	(156)
Proceeds from sale of property and equipment	-	-	7	-	-
Purchase of property and equipment	(1,177)	(1,203)	(3,362)	(2,632)	(3,520)
Maturities of short-term deposits	-	-	-	500	500
Cash flows used in investing activities	$(1,177)	$(1,362)	$(3,377)	$(2,613)	$(3,559)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of cash dividend	-	-	-	(3,000)	(3,000)
Exercise of options	95	144	197	144	144
Cash flows provided by (used in) financing activities	$95	$144	$197	$(2,856)	$(2,856)

Net increase (decrease) in cash and cash equivalents	2,054	(1,781)	(274)	(3,118)	(3,919)

Cash and cash equivalents at beginning of period	15,186	20,096	17,514	21,433	21,433

Cash and cash equivalents at end of period	$17,240	$18,315	$17,240	$18,315	$17,514

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2018	2017	2018	2017	2017

Net income (loss)	$(544)	$841	$(2,662)	$2,653	$2,396
Adjustments:
Share in results and sale of equity investment of affiliated companies	42	50	102	156	210
Taxes on income	356	623	326	1,656	2,333
Financial expenses (income), net	58	(21)	39	251	338
Depreciation and amortization	1,048	987	3,085	2,936	3,941
Share based compensation	46	36	165	151	174
Adjusted EBITDA	$1,006	$2,516	$1,055	$7,803	$9,392

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: November 28, 2018